Exhibit 99.1

Media Relations	Investor Relations	Analyst Relations
Jorge Pérez	Eduardo Rendón	Lucy Rodriguez
+52(81) 8888-4334	+52(81) 8888-4256	+1(212) 317-6007
mr@CEMEX.com	ir@CEMEX.com	ir@CEMEX.com

CEMEX FILES ANNUAL REPORT ON FORM 20-F FOR FISCAL YEAR 2018

MONTERREY, MEXICO. APRIL 25, 2019 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has filed its annual report for the fiscal year ended December 31, 2018 on Form 20-F with the United States Securities and Exchange Commission (the “SEC”).

The annual report on Form 20-F is available on CEMEX’s website via the following link: https://www.cemex.com/documents/45903740/47889699/CEMEX2018_20F.pdf and is also available on the SEC website at http://www.sec.gov. CEMEX will provide a hard copy of its annual report on Form 20-F, including audited financial statements, free of charge to its shareholders and ADS holders upon request. Requests should be directed to CEMEX Investor Relations at +1(212) 317-6000 or ir@cemex.com.

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.